

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 26, 2017

Doron Turgeman
Chief Executive Officer
Internet Gold-Golden Lines Ltd.
2 Dov Friedman Street
Ramat Gan 5250301, Israel

Re: **Internet Gold-Golden Lines Ltd.**
Registration Statement on Form F-3
Filed January 26, 2017
File No. 333-215744

Dear Mr. Turgeman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Steven J. Glusband, Esq.
        Carter Ledyard & Milburn LLP